SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 4, 2005

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road,
Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INTERCONTINENTAL HOTELS GROUP PLC

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Description
99.1	New InterContinental Hotels Group PLC, Listing Particulars
99.2	InterContinental Hotels Group PLC, Shareholder Circular

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

Date: May 4, 2005	By:	/s/ Catherine Springett
		Name:	Catherine Springett
		Title:	Deputy Secretary and Head of Secretariat